

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 21, 2006

Via U.S. mail and facsimile

Mr. Charles A. Carroll
Chief Executive Officer
Goodman Global, Inc.
2550 North Loop West, Suite 400
Houston, TX 77092

> **Re: Goodman Global, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 20, 2006**
> **File No. 333-131597**

Dear Mr. Carroll:

   We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and selling shareholders, page 76

1.   We read your response to comment seven of our letter dated March 17, 2006 and reissue this comment. It appears that you have not identified the natural persons with dispositive voting or investment control of selling stockholders that are not natural persons and that are not public entities. In this regard, we note the disclosure in footnotes (3), (5), (6), (7), (9) and (10).

Management, page 64

2.   We note the disclosure under the heading "Stockholders agreement" on page 89. Please identify Mr. Goodman as a representative of the Goodman family trusts.

Stockholders agreement, page 89

3.   Please clarify whether there is any limit on the number of directors that Apollo may designate.

Mr. Charles A. Carroll
Goodman Global, Inc.
March 21, 2006
Page 2

*   *   *   *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any questions.

                        Sincerely,

                        Pamela A. Long
                        Assistant Director

cc: Mr. Ben D. Campbell
       General Counsel
       Goodman Global, Inc.
       2550 North Loop West, Suite 400
       Houston, TX 77092

       Mr. Gregory Ezring, Esq.
       Mr. Raymond Y. Lin, Esq.
       Latham & Watkins LLP
       885 Third Avenue, Suite 1000
       New York, NY 10022

       Mr. Gerald S. Tanenbaum, Esq.
       Cahill Gordon & Reindel LLP
       80 Pine Street
       New York, NY 10005